Terms and Conditions of

Nokia’s Employee Share Purchase Plan:

The Share in Success Plan 2016

Approved by the Board of Directors on

10 February 2016

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CONTENT

1	DEFINITIONS AND INTERPRETATION	1

2	INVITATION	3

3	ENROLLING IN THE PLAN	4

4	LIMITS AND SCALING BACK	4

5	PURCHASED SHARES	5

6	MATCHING SHARE AWARDS	5

7	END OF THE HOLDING PERIOD	6

8	FREE SHARES	6

9	TAXATION AND REGULATORY ISSUES	6

10	CASH EQUIVALENT	7

11	WITHDRAWAL	7

12	CESSATION OF EMPLOYMENT	8

13	CORPORATE EVENTS	9

14	INTERNATIONAL TRANSFERS	10

15	ADJUSTMENTS	10

16	AMENDMENTS	11

17	LEGAL ENTITLEMENT	11

18	GENERAL	11

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Nokia’s Employee Share Purchase Plan: The Share in Success Plan 2016

1	DEFINITIONS AND INTERPRETATION

1.1	In this Plan, unless otherwise stated, the words and expressions below have the following meanings:

“Board”	the Board of Directors of the Company, any duly authorised committee of the board or any delegate of the board;

“Company”	Nokia Corporation, a Company registered in Finland, with Business Identity Code 0112038-9;

“Contribution”
the payment made by or on behalf of a Participant in the Participant’s local currency each month (or at such other frequency determined by the Company) during a Savings Period (or any other period determined by the Company to be administratively necessary). The payment is to be used solely for the acquisition of Purchased Shares pursuant to the terms of the Plan;

“Contribution Limit”	the maximum aggregate amount of Contributions in Euros which may be made by all Participants during a Savings Period determined by the Board in accordance with rule 2.2.6;

“Dealing Day”	any day on which the NASDAQ Helsinki exchange, or any other successor body carrying out the business of the NASDAQ Helsinki exchange is open for business;

“Dealing Restrictions”
restrictions imposed by the Company’s Insider Policy, the Finnish Securities Market Act, the rules of the NASDAQ Helsinki exchange, the standards imposed by the Finnish Financial Supervisory Authority or any applicable laws or regulations applicable anywhere in the world which impose restrictions on share dealing;

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“Eligible Employee”
an employee of: (i) the Company or any of its Participating Subsidiaries, (ii) who is resident or deemed to be resident in a Participating Jurisdiction, and (iii) who is paid via payroll in a Participating Jurisdiction, regardless of whether the employee is on paid or unpaid leave at the time invitations are sent out pursuant to rule 2.3;

“Enrolment Period”	the period during which Eligible Employees may enter into an Investment Agreement to participate in the Plan pursuant to rule 3;

“Euro Contribution Value”	the total amount in Euros of a Participant’s Contributions to be made over the Savings Period determined in accordance with rule 3.3;

“Free Shares”	Shares acquired by a Participant in accordance with rule 8;

“Group Member”	the Company, or any Participating Subsidiary of the Company or any company which is the Company’s holding company or a Subsidiary of the Company’s holding company;

“Holding Period”	a period of one year or any other period as determined by the Board, starting on the Initial Acquisition Date;

“Initial Acquisition Date”	the first date, following the end of the Enrolment Period, on which Contributions are applied to acquire Purchased Shares;

“Internal Reorganisation”
where immediately after any event described in rule 13.1 or a tender offer, all or substantially all of the issued share capital of the acquiring company is owned directly or indirectly by the persons who were shareholders in the Company immediately before such event;

“Investment Agreement”	the agreement pursuant to which a Participant enrols in the Plan and agrees to make Contributions pursuant to rule 3.1;

“Jurisdiction Limit”
the maximum aggregate amount of Contributions in the currency of the applicable jurisdiction that may be made by Eligible Employees resident or deemed to be resident in that jurisdiction and set by the Board to take account of laws or regulations applicable in that jurisdiction or for any other reason at the Board’s discretion;

“Matching Shares”	Shares to which a Matching Share Award relates;

“Matching Share Award”	a right granted to each Participant to acquire Shares in accordance with rule 6;

“Matching Share Ratio”
the ratio of Matching Shares to Purchased Shares applicable to Matching Share Awards, which will determine the number of Matching Shares to be issued or transferred to Participants following the end of the Holding Period;

“Participant”
an Eligible Employee who has entered in to an Investment Agreement to participate in the Plan pursuant to rule 3, or their estate following the Participant’s death. A person ceases to be a Participant if, by the date a Contribution would otherwise have been made in a given month, (i) he is no longer an Eligible Employee; or (ii) his withdrawal from the Plan is deemed to have become effective;

“Participating Jurisdiction”	a jurisdiction selected by the Board in which participation in the Plan will be offered;

“Participating Subsidiary”	all Subsidiaries within Participating Jurisdictions unless otherwise excluded by the Board;

“Plan”	the Nokia Employee Share Purchase Plan, known as the Share in Success Plan 2016, in its present form or as from time to time amended;

“Plan Cycle”	each occasion on which Eligible Employees are invited to participate in the Plan;

“Purchased Share”	a Share acquired by or on behalf of a Participant as described in rule 5;

“Savings Period”	a period, determined by the Board, over which Contributions are normally made by a Participant;

“Scale Back Threshold”	the threshold amount in Euros above which a Participant’s Contributions may be scaled back in accordance with rule 4.2 and determined by the Board in accordance with rule 2.2.4;

“Share”	a fully paid ordinary share in the capital of the Company;

“Subsidiary”	a company in relation to which the Company (or any company which itself exercises control of the Company) exercises control which is included in the Company’s consolidated financial statements;

“Tax Liability”
any tax or social security contributions liability in any jurisdiction in connection with the Plan for which the Participant is liable and for which any Group Member or former Group Member is obliged to account to any relevant authority;

“Vest”	the point at which a Participant becomes entitled to receive the Shares subject to their Matching Share Award; and

“Vesting” and “Vested” will be construed accordingly.

1.2	Unless the context otherwise requires, references in the Plan to:

1.2.1	the singular include the plural and vice versa; and

1.2.2	the masculine include the feminine and vice versa.

1.3	Headings and explanatory wording does not form part of the Plan.

2	INVITATION

2.1	The Board may decide to operate the Plan at any time.

2.2	When the Board decides to operate the Plan, it will also decide in respect of each Plan Cycle:

2.2.1	the Participating Jurisdictions and the Eligible Employees are to be invited to participate in the Plan;

2.2.2
the Savings Period and the Holding Period. The Board may set more than one Savings Period or Holding Period to take into account any legal or regulatory requirements applicable in a Participating Jurisdiction, or for any other reason that it considers appropriate, in its absolute discretion;

2.2.3	the minimum and maximum Contribution in Euros which may be made on an annual basis during the Savings Period and the currency in which each Eligible Employee will be invited to make Contributions;

2.2.4	any applicable Scale Back Threshold;

2.2.5	the exchange rates by reference to which such minimum and maximum Contributions and the Scale Back Threshold will be converted into the Participants’ local currency;

2.2.6	any Contribution Limit which the Board deems appropriate to apply;

2.2.7	the jurisdictions (if any) in which a Jurisdiction Limit will apply and the amount of each applicable Jurisdiction Limit;

2.2.8	the Matching Share Ratio;

2.2.9	the Enrolment Period; and

2.2.10	whether Free Shares will be applicable and the terms on which a Participant may acquire Free Shares in accordance with rule 8.

2.3
Any Eligible Employee may be invited to participate in the Plan. As part of enrolling in the Plan, an Eligible Employee will be provided with the information set out in rule 2.2 (decisions of the Board). The minimum and maximum Contribution will be expressed as an amount per month (or such other applicable frequency during the Savings Period) in the local currency as applicable to the Eligible Employee.

3	ENROLLING IN THE PLAN

3.1	During the Enrolment Period, an Eligible Employee who chooses to participate in the Plan must enter into an Investment Agreement.

3.2
Each Eligible Employee will be required to specify the Contribution that they wish to make to the Plan for the duration of the Savings Period. The aggregate annual Contributions during the Savings Period must be at least equal to the minimum Contribution specified by the Board pursuant to rule 2.2.3 (Contribution levels) which, subject to any applicable Jurisdiction Limit, must not exceed the maximum Contribution determined by the Board in accordance with rule 2.2.3.

3.3
Subject to rule 4 (limits and scaling back), the aggregate Contributions specified by a Participant pursuant to rule 3.2 will be converted to Euros at the exchange rate referred to in rule 2.2.5 (the exchange rate) to determine each Participant’s Euro Contribution Value for the relevant Savings Period.

3.4	Contributions will be made by or on behalf of Participants by deductions from post-tax salary following the end of the Enrolment Period.

4	LIMITS AND SCALING BACK

4.1
At the end of the Enrolment Period, the aggregate Contributions in Euros to be made by Participants will be calculated for the relevant Savings Period and for this purpose the same exchange rates as described in rule 2.2.5 (the original exchange rate) will be applied to convert Contributions to be made in another currency to Euros.

4.2
If the aggregate value of Contributions in Euros to be made during the Savings Period determined in accordance with rule 4.1 would exceed any Contribution Limit, the Company may reduce the Contributions to be made by Participants by such method or methods as it deems appropriate provided that in reducing Contributions, the Company must not reduce the Contributions below the Scale Back Threshold.

4.3
If the aggregate Contributions to be made by Participants in a Participating Jurisdiction during the Savings Period in accordance with rule 4.1 would meet or exceed any Jurisdiction Limit, the Company may reduce Contributions to be made by those Participants using such method or methods as it deems appropriate.

4.4	Where the Contributions to be made by Participants are reduced pursuant to this rule 4, Participants will be notified accordingly before the start of the Savings Period.

5	PURCHASED SHARES

5.1
Each Contribution made by a Participant will be applied to the acquisition of Purchased Shares on a date determined by the Company following the date on which the Contribution is made, beginning on the Initial Acquisition Date.

5.2	Purchased Shares may be new Shares, treasury Shares (i.e. Company’s own shares held by the Company or any of its subsidiaries) or Shares purchased from the market.

5.3
Where Shares are purchased in the market at more than one price with Participants’ Contributions, the average price of the Shares calculated over several Dealing Days may be used to determine the number of Purchased Shares acquired on behalf of each Participant.

5.4
Where Contributions are made in a currency other than the currency in which Shares are traded, Contributions will be exchanged at the prevailing exchange rate on a pre-determined date each month before being used to acquire Purchased Shares.

5.5	Purchased Shares will be held on the Participants’ behalf during the Holding Period in a nominee account or a book entry account or on such other basis as the Company determines.

5.6
All dividends paid in respect of Purchased Shares will be used to acquire additional Shares, which will be held for the Participant on the same terms as the Purchased Shares to which they relate, except that such Shares will not be included when applying the Matching Share Ratio.

5.7
Subject to any Dealing Restrictions, a Participant may sell or transfer some or all of their Purchased Shares at any time during the Holding Period. However, the number of Matching Shares that will Vest will be reduced proportionately in accordance with rule 6.2 (application of the Matching Share Ratio).

5.8	If a Participant uses his Purchased Shares as security for any liability during the Holding Period, such Purchased Shares will be treated as having been sold or transferred pursuant to rule 5.6.

6	MATCHING SHARE AWARDS

6.1
On the first Dealing Day after the Enrolment Period, or if the enrolment is subject to any regulatory approvals, on the first Dealing Day after such regulatory approval has been obtained, the Company shall make the commitment to deliver Matching Shares to the Participant following Vesting (the commitment being the Matching Share Award) in accordance with the terms and condition of the Plan.

6.2	The number of Matching Shares vesting will be determined by applying the Matching Share Ratio to the number of Purchased Shares held by a Participant at the end of the Holding Period, provided that:

6.2.1	a minimum of two Purchased Shares are held by a Participant at the end of the Holding Period; and

6.2.2	no Matching Shares will be payable in respect of any Purchased Shares acquired with the Participant’s Contribution in excess of his Euro Contribution Value.

6.3	A Participant is not required to pay for the Matching Share Award.

6.4	Matching Shares may be new Shares, treasury Shares (i.e. Company’s own shares held by the Company or any of its subsidiaries) or Shares purchased from the market.

6.5
A Matching Share Award must not be used as security for any liability, be transferred or otherwise disposed of (except in the event of the Participant’s death, to his personal representatives) and will lapse immediately on any attempt to do so.

7	END OF THE HOLDING PERIOD

7.1	Immediately following the end of the Holding Period:

7.1.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9  (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant following Vesting on a date selected by the Company in its sole discretion; and

7.1.2
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

8	FREE SHARES

8.1	If the Board determines pursuant to rule 2.2.10 that Free Shares will be applicable to a Plan Cycle, this rule 8 will apply.

8.2
Any Participant, who makes Contributions to the Plan for such number of consecutive months as determined by the Board pursuant to rule 2.2.10 which are then used to acquire Purchased Shares on his behalf, will receive a number of Free Shares, determined by the Board, in accordance with rule 8.3.

8.3
Subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Free Shares will be issued or transferred to the Participant following the application of the last of such number of consecutive Contributions referred to in rule 8.2 to the acquisition of Purchased Shares.

9	TAXATION AND REGULATORY ISSUES

9.1
A Participant will be responsible for and indemnifies each relevant Group Member against any Tax Liability. Any Group Member may withhold an amount to settle such Tax Liability from any amounts due to the Participant (to the extent such withholding is not in breach of any applicable laws) and/or make any other arrangements as it considers appropriate to ensure recovery of such Tax Liability including, without limitation, the sale of sufficient Shares acquired subject to a Matching Share Award or otherwise to realise an amount to settle the Tax Liability. A Participant will also be responsible for all taxes and social security liabilities which he is obliged to account for directly to any tax authority in any jurisdiction in connection with the Plan.

9.2	The Company, the Eligible Employees and the Participants are obliged to comply with any applicable laws and regulations on insider dealing and any Company insider policies.

9.3
It may be necessary to terminate the Savings Period and the Holding Period early for some or all Participants in a particular Participating Jurisdiction should any tax, regulatory, operational or legal obstacles arise which impact or may affect the feasibility of operating the Plan in that relevant Participating Jurisdiction during the Plan Cycle. In such circumstances, pursuant to rule 6.2, Participants would retain their rights to the Matching Shares accrued in relation to all Purchased Shares acquired to the point of early termination. The Holding Period would be deemed to end on the last day of the month of their final acquisition of Purchased Shares.  Delivery of the Matching Shares will continue in accordance with the scheduled delivery of Matching Shares to all other Participants unless in instances where rule 10.1 applies. The Company may also determine if the affected Participants shall be compensated in any other way.

9.4
It may be required to temporarily suspend the Contributions and acquisition of Purchased Shares for some or all Participants in a particular Participating Jurisdiction should any tax, regulatory, operational or legal obstacles arise which impact or may affect the feasibility of operating the Plan in that Participating Jurisdiction during the Plan Cycle. In circumstances requiring Contributions and the corresponding acquisition of Purchased Shares to be suspended for a period ending before the end of the Savings Period and Holding Period respectively, the Company may determine that Contributions will resume as soon as practicable after the obstacle has been overcome. The Company shall determine whether additional Contributions may subsequently be applied to acquire additional Purchased Shares to mitigate against the loss of Purchased Shares as a result of the suspension. Delivery of the Matching Shares will continue in accordance with the scheduled delivery of Matching Shares to all other Participants unless in instances where rule 10.1 applies. The Company may also determine if the affected Participants shall be compensated in any other way.

10	CASH EQUIVALENT

10.1
The Board may determine that in substitution for a Participant’s right to acquire some or all of the Matching Shares or Free Shares awarded to him, the Participant will instead receive a cash sum. In addition, in exceptional cases where it is necessary for administrative or operational reasons, the Company may deliver a cash sum in lieu of some or all of the Matching Shares or Free Shares awarded to a Participant. The cash sum will be equal to the market value of that number of the Shares which would otherwise have been issued or transferred and for these purposes:

10.1.1
market value will be determined on the last dealing day in the month in which the Matching Share Award Vests and, in the case of Free Shares, the date on which the last of the Contributions is applied to acquire Purchased Shares in accordance with rule 8.2. For the purposes of the Matching Share Award payment, the date of Vesting shall be the last date of the Holding Period; and

10.1.2	the cash sum will be paid to the Participant net of any deductions (including but not limited to any Tax Liability or similar liabilities) as may be required by local law.

11	WITHDRAWAL

11.1
Subject to any Dealing Restrictions, a Participant may at any time following the Initial Acquisition Date, give notice that he wishes to withdraw from the Plan. Where a Participant has validly given notice to withdraw from the Plan in accordance with this rule 11.1, the Company will endeavour to delimit the Participant’s Contributions as soon as practicable following acceptance of that notice.

11.2
Subject to any mandatory rules in a Participating Jurisdiction and any arrangement agreed between local payroll and the Participant, the Participant will be deemed to have withdrawn from the Plan in accordance with rule 11.1 if he or she takes a voluntary or statutory leave of absence such that no Contributions can be made pursuant to rule 3.4 for the remainder of the Plan Cycle.

11.3
If rule 11.1 applies, any Purchased Shares acquired on the Participant’s behalf will remain subject to the rules of the Plan including rule 5.6 (proportionate reduction in Matching Shares) for the remainder of the Holding Period.

11.4	At the end of the Holding Period:

11.4.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant following Vesting on a date selected by the Company in its sole discretion; and

11.4.2
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

12	CESSATION OF EMPLOYMENT

12.1	Where a Participant ceases to hold office or employment with a Group Member before the end of the Holding Period other than in accordance with rule 12.2, the Holding Period will be deemed to end and:

12.1.1
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares; and

12.1.2	his Matching Share Award will lapse on the date of such cessation.

12.2	Where a Participant ceases to hold office or employment with a Group Member before the end of the Holding Period for one of the following reasons:

12.2.1	death;

12.2.2	permanent disability;

12.2.3	retirement with the agreement of the Participant’s employer;

12.2.4
redundancy; or

the Participant’s employing company ceasing to be a Group Member or the transfer of an undertaking or part of an undertaking (in which the Participant is employed) to a person who is not a Group Member the Holding Period will be deemed to end on the date of such cessation and rule 12.3 will apply.

12.3
When a Participant ceases to hold office or employment for one of the reasons specified in rule 12.2 and set out in the Standard Operating Procedure relating to Nokia Equity Programs (Changes in Employment), the following provisions apply:

12.3.1
Purchased Shares will no longer be subject to rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares; and

12.3.2
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) on the date of such cessation. Subject to rule 9 (taxation and regulatory issues, a cash payment will be made to the Participant in accordance with rule 10 (cash equivalent) in respect of all Vested Shares to which his Matching Share Award relates, unless the Board determines that Vested Shares will be issued or transferred to a Participant instead.

12.4	For the purposes of the Plan, a person will be treated as ceasing to hold office or employment with a Group Member on the last day of employment.

13	CORPORATE EVENTS

13.1	On the occurrence of any of the events set out below, subject to rule 13.4, the Holding Period will be deemed to end on the date of such event and rule 13.2 will apply. These events are:

13.1.1	the placement of the Company into liquidation;

13.1.2	the resolution of merger, where the Company merges into another company, or demerger of the Company in accordance with the Finnish Companies Act.

13.2	On the occurrence of any of the events referred to in rule 13.1 the Holding Period will be deemed to end at that time and:

13.2.1
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

13.2.2
Purchased Shares will no longer be subject to the rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

13.3	Other events

13.3.1
If the Company is or may be affected by a delisting, special dividend, tender offer, redemption of Shares or other event which, in the opinion of the Board, may affect the current or future value of Shares, the Board may determine that conditional on the event occurring, the Holding Period will be deemed to end on the date of the event and:

i)
Matching Share Awards will Vest over such number of Shares as specified in rule 6.2 (application of the Matching Share Ratio) and, subject to rule 9 (taxation and regulatory issues) and rule 10 (cash equivalent), the Vested Shares will be issued or transferred to the Participant as soon as practicable thereafter; and

ii)
Purchased Shares will no longer be subject to the rule 5.6 (proportionate reduction in Matching Shares) or any other rule of the Plan and subject to rule 9 (taxation and regulatory issues) a Participant will be entitled to sell or otherwise transfer the Purchased Shares without the sale or transfer having an effect on his right to receive Matching Shares.

13.3.2	If the event does not occur then rule 13.3.1 will not apply and the Savings Period and Holding Period will continue in respect of both Purchased Shares and Matching Share Awards.

13.4	Exchange of the Matching Share Award

13.4.1
A Matching Share Award will not Vest under rule 13.2 or in accordance with rule 13.3 as a result of a tender offer, but will be released automatically in consideration of the grant of a new award which, in the opinion of the Board, is equivalent to the Matching Share Award (“Existing Award”), but relates to shares in a different company (whether the acquiring company or a different company), to the extent that:

i)	an offer to exchange the Existing Award is made and accepted by a Participant;

ii)	there is an Internal Reorganisation; or

iii)	the Board decides (before the event) that an Existing Award will be automatically exchanged.

13.5	Any reference to the Board in this rule 13 means the members of the Board immediately prior to the relevant event.

14	INTERNATIONAL TRANSFERS

14.1	If during a Savings Period:

14.1.1	a Participant ceases to be resident (or deemed to be resident) in a Participating Jurisdiction (the “Original Participating Jurisdiction”);

14.1.2	the Participant immediately becomes resident (or is deemed to become resident) in another Participating Jurisdiction (the “New Participating Jurisdiction”);

14.1.3	the events described at rules 14.1.1 and 14.1.2 do not cause the Participant to cease to hold office or employment with a Group Member in accordance with rules 12.1 or 12.2; and

14.1.4	the currency in the New Participating Jurisdiction is different from the currency in the Original Participating Jurisdiction the Participant will continue to make Contributions to the Plan but after he ceases to be resident (or deemed to be resident) in the Original Participating Jurisdiction, the aggregate Contribution specified by the Participant pursuant to rule 3.2 will be converted from the currency applicable in the Original Participating Jurisdiction to the currency in the New Participating Jurisdiction using the exchange rate referred to in rule 2.2.5 and the Contributions made by the Participant after he becomes resident (or is deemed to be resident) in the New Participating Jurisdiction will then be applied to the acquisition of Purchased Shares in accordance with rule 5.

14.2
If during a Savings Period a Participant ceases to be (or be deemed to be) resident in an Original Participating Jurisdiction or an employee of one Participating Subsidiary and does not immediately become resident (or be deemed to be resident) in a New Participating Jurisdiction or an employee of another Participating Subsidiary, provided neither rule 12.1 or 12.2 is applicable:

14.2.1
the Participant will not make any further Contributions to the Plan after the date on which he ceases to be resident in the Original Participating Jurisdiction or an employee of a Participating Subsidiary; and

14.2.2	any Purchased Shares already acquired on the Participant’s behalf will remain subject to the rules of the Plan for the duration of the Holding Period, when rule 7 will apply.

15	ADJUSTMENTS

15.1	The number of Shares subject to a Matching Share Award may be adjusted in such manner as the Board determines, in the event of:

15.1.1	any material variation of the share capital or in the number of Shares of the Company; or

15.1.2	a demerger, delisting, special dividend, rights issue or other event which may, in the Board’s opinion, affect the current or future value of Shares.

16	AMENDMENTS

16.1	The Board may at any time amend the rules of the Plan, provided that no amendment to the material disadvantage of existing rights of Participants will be made unless:

16.1.1	every Participant who may be affected by such amendment has been invited to indicate whether or not he approves the amendment; and

16.1.2	the amendment is approved by a majority of those Participants who have so indicated.

17	LEGAL ENTITLEMENT

17.1	This rule 17 applies during a Participant’s employment with any Group Member and after the termination of such employment.

17.2
Nothing in the Plan or its operation forms part of the terms of employment of a Participant and the rights and obligations arising from a Participant’s employment with any Group Member are separate from, and are not affected by, the Participant’s participation in the Plan. Participation in the Plan does not create any right to continued employment for any Participant.

17.3
The acquisition of Purchased Shares on behalf of a Participant or the grant of any Matching Share Award to a Participant or the acquisition of any Free Shares does not create any right for that Participant to be offered participation in the Plan in future or to be granted any additional Matching Share Awards or for Purchased Shares or Free Shares to be acquired or Matching Share Awards to be granted on any particular terms, including the number of Shares to which a Matching Share Award relates.

17.4	By Participating in the Plan, a Participant waives all rights to compensation for any loss in relation to the Plan, including:

17.4.1	any loss or reduction of any rights or expectations under the Plan in any circumstances or for any reason;

17.4.2	any exercise of a discretion or a decision taken in relation to any Purchased Shares, Matching Share Awards and/or to the Plan, or any failure to exercise a discretion or take a decision;

17.4.3	the operation, suspension, termination or amendment of the Plan.

18	GENERAL

18.1	The Plan will terminate by the passing of a resolution by the Board. Termination of the Plan will be without prejudice to the existing rights of Participants.

18.2
Participants shall not be entitled to any dividends or have any voting rights or other shareholder rights until the Shares have been transferred to the Participant and, in case of new Shares issued by the Company, until the Shares have been entered to the Trade Register.

18.3
Participants consent to the processing of personal data in connection with their participation in the Plan by any Group Member (and any third party appointed by a Group Member in connection with the Plan) including the administration, maintenance of records and the provision of Participants’ details to future purchasers of the Company. Depending on the location of the Participant, the data might be transferred internationally. The processing is described in more detail in the privacy supplement that will be provided to each Participant.

18.4	All charges levied in connection with the delivery or sale of Shares pursuant to the Plan will be borne by Participants.

18.5
The Plan shall be administered by the Company. The Company has the authority to interpret these Plan rules, approve such other rules and procedures and take such other measures, as it deems necessary or appropriate to benefit the administration of the Plan, including, but not limited to, taking action to take account of a change in legislation or to maintain favourable tax, exchange control or regulatory treatment for Participants or for Nokia. The Company has the right to determine the practical manner of administration and settlement of the Matching Shares and/or Free Shares, including but not limited to the acquisition, issuance, sale, and transfer of the Matching Shares and/or Free Shares or their cash equivalent to the Participant. Furthermore, the Company has the right to require from the Participant the submission of such information or contribution that is necessary for the administration and settlement of the Matching Shares and/or Free Shares.

18.6
Any notice or other communication in connection with the Plan may be delivered personally or sent by electronic means or post, in the case of a company to their registered office (for the attention of the company secretary or a person in a similar position), and in the case of an individual to his last known address, or, where the individual is a director or employee of a Group Member, either to the director or employee’s last known address or to the address of the place of business at which the director or employee performs the whole or substantially the whole of the duties of the director or employee’s office or employment. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

18.7
These rules will be governed by and construed in accordance with the laws of Finland. Disputes arising in respect of the Plan will be settled by arbitration in accordance with the Arbitration Rules of the Finnish Central Chamber of Commerce.

SUPPLEMENT TO THE NOKIA EMPLOYEE SHARE PURCHASE PLAN 2016 IN THE USA

Amendments to the Nokia Employee Share Purchase Plan 2016

For purposes of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Nokia Employee Share Purchase Plan 2016 (the “Plan”) is amended, effective as of April 1, 2016, by adding the following “Code Section 409A Schedule” to the Plan.  This Plan, as amended by this Code Section 409A Schedule, is intended to comply with Section 409A of the Code.

“Code Section 409A Schedule”

Notwithstanding anything in the terms and conditions of the Plan (“Plan Rules”) to the contrary, effective as of March 31, 2016, the Plan Rules are amended as set forth in this Code Section 409A Schedule in order to avoid adverse or unintended tax consequences under Section 409A of the Code, and the applicable rules and regulations thereunder to Participants who are (or who may become) US taxpayers (“US Participant”).  The provisions of this Code Section 409A Schedule shall apply to all US Participants and shall supersede the other Plan Rules to the extent necessary to eliminate inconsistencies between this Code Section 409A Schedule and such other Plan Rules.

1.
Settlement of any Vested Matching Shares (whether in cash or Shares) may not occur later than the last Dealing Day of the calendar year in which the Holding Period ends, or if later, the 15th day of the third month after the month in which the Holding Period ends.

2.
Delivery of any Free Shares will occur no later than the last Dealing Day of the calendar year in which the last Contribution is made, or if later, the 15th day of the third month after the month in which the last Contribution is made.

3.
Where a US Participant is deemed to have withdrawn from the Plan in accordance with rule 11.2, the Company will issue or transfer the US Participant’s Matching Shares in accordance with Paragraph 1 of this Code Section 409A Schedule.

4.
In cases where a US Participant ceases to be employed pursuant to rule 12.2 of the Plan Rules and such termination of employment also constitutes a “separation from service” under Section 409A of the Code (including, without limitation by reason of retirement, permanent disability or death), any Matching Share Award will Vest in accordance with rule 12.3.2 and any cash payment will be made to the US Participant (or his/her estate) no later than the last Dealing Day of the calendar year in which the separation from service occurs, or if later, the 15th day of the third month after the month in which the separation from service occurs.  Notwithstanding the above, any cash payment will be issued and transferred to a US Participant who is a “specified employee” under Section 409A of the Code no earlier than the first Dealing Day following the date that is six months following the specified employee’s separation from service (or, if earlier, the date of death of the specified employee).

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5.
To the extent a US Participant ceases to be employed pursuant to rule 12.2 of the Plan Rules and such termination of employment does not constitute a “separation from service” under Section 409A of the Code, any cash payment will be delivered to the US Participant in accordance with Paragraph 1 of this Code Section 409A Schedule.

6.
To the extent an event or transaction described in rule 13 of the Plan Rules occurs, and the event or transaction also constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, under Section 1.409A-3(i)(5) of the U.S. Income Tax Regulations (“Section 409A Change in Control”), a Matching Share Award will Vest in accordance with rule 13.2 and the Company will issue or transfer any Vested Matching Shares (or cash equivalent under rule 10) no later than the last Dealing Day of the calendar year in which the Section 409A Change in Control event or transaction occurs, or if later, the 15th day of the third month after the month in which the Section 409A Change in Control event or transaction occurs.

7.
To the extent an event or transaction described in rule 13 of the Plan Rules occurs that does not constitute a 409A Change in Control Event, a Matching Share Award will Vest in accordance with rule 13 but the Vested Shares (or cash equivalent under rule 10) shall be issued or transferred to the US Participant in accordance with Paragraph 1 of this Code Section 409A Schedule.  For the avoidance of doubt, the Holding Period shall not be deemed to end earlier than its original scheduled date.

If any Plan Rule or grant document contravenes any regulations or guidance promulgated under Section 409A of the Code or could cause any Matching Shares or Free Shares to be subject to taxes, interest or penalties under Section 409A of the Code, the Company may, in its sole discretion and without the US Participant’s consent, modify the Plan Rules or grant documents to: (i) comply with, or avoid being subject to, Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable Plan Rule or provision without contravening the provisions of Section 409A of the Code.

*  *  *  *  *

Except as set forth herein, the Nokia Employee Share Purchase Plan 2016 remains in full force and effect.

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